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                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                           SCHEDULE 13G

                          (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules
  13d-1(b), (c), and (d) and Amendments Thereto Filed Pursuant to
                           Rule 13d-2(b)

             Under the securities Exchange Act of 1934

                           Servico, Inc.

                  Common Stock:  Par Value $0.01

                             817648108

                        September 30, 1998

Check the appropriate box to designate the rule pursuant to which this schedule is file:

X
     Rule 13d-1 (b)




     Rule 13d-1 (c)




     Rule 13d-1 (d)









                 (Continued on following pages(s))



CUSIP NO. 817648108
                                13G
 1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NationsBank Corporation 56-0906609
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)

                                                    (b)

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

    North Carolina Corporation
               5 SOLE VOTING POWER

                181,500
  NUMBER OF    6 SHARED VOTING POWER
   SHARES
BENEFICIALLY     0
  OWNED BY
    EACH       7 SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH     181,700
               8 SHARED DISPOSITIVE POWER

                0
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    181,700
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.94%
 12  TYPE OF REPORTING PERSON *

    HC
               *SEE INSTRUCTION BEFORE FILLING OUT!


                           SCHEDULE 13G


                             Exhibit A

The shares of the Issuer's common stock beneficially owned by NationsBank Corporation are held by a wholly-owned subsidiary of NationsBank Corporation, NationsBanc Montgomery Securities LLC
(BD).



Item 1(a) Name of Issuer:

     Servico, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     1601 Belvedere Rd.
     West Palm Beach, Florida 33406

Item 2(a) Name of Person(s) Filing:

     (a)  NationsBank Corporation

Item 2(b) Address of Principal Business Office or, if none,
Residence:

     (a)  101 South Tryon Street, NationsBank Plaza, Charlotte,
          North Carolina  28255

Item 2(c) Citizenship:

     (a)  North Carolina corporation

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number:

     817648108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) Broker or Dealer registered under Section 15 of the Act

     (b)      Bank as defined in Section 3(a)(6) of the Act

     (c)      Insurance Company as defined in Section
             3(a)(19) of the Act

     (d) Investment Company registered under Section 8 of the Investment
             Company Act

     (e)      Investment Advisor registered under Section
             203 of the
             Investment Advisors Act of 1940

     (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
             1974 or Endowment Fund; see Sub-section 240.13d-
             1(b)(1)(ii)(F)

     (g) X Parent Holding Company in accordance with Sub-section
             240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)      Group, in accordance with Sub-section 240.13d-
             1(b)(1)(ii)(H)

     The following entities are holding companies:
          NationsBank Corporation

     The following entities are banks:
     The following entities are registered investment advisors:

Item 4    Ownership:

     With respect to the beneficial ownership of the reporting entity as of 09/30/98, see Items 5 through 11, inclusive, of the cover page of this Schedule 13G which are incorporated herein by reference.

Item 5    Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
     securities, check the following                X

Item 6    Ownership of More Than Five Percent on Behalf of Another
Person:

     To the extent that the reported shares are held in various fiduciary accounts, dividends and the proceeds of such shares are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of the sale of shares reported herein. To the best of the undersigned's knowledge and belief, no one other person has such an economic interest relating to more than 5% of the class of reported shares.

Item 7    Identification and Classification of the Subsidiary
Which Acquired
          the Security Being Reported on By the Parent Holding
          Company:

          See Exhibit A


Item 8    Identification and Classification of Members of the
Group:


          Not Applicable


Item 9    Notice of Dissolution of Group:

     Not Applicable

Item 10   Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of nor with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                              Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              NATIONSBANK CORPORATION



     Dat October 6, 1998   By:
     e:
                              Name:  Satish G. Pattegar
                              Title:  Senior Vice President
Document3  MJC